SEC

20009159

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DFPG Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9017 S. Riverside Drive, Ste. 210
(No. and Street)

Sandy	Utah	84070
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Laga (801) 838-9999
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WSRP, LLC
(Name – *if individual, state last, first, middle name*)

155 North 400 West, Suite 400	Salt Lake City	Utah	84103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David R. Laga, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DFPG Investments, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY WATSON
NOTARY PUBLIC-STATE OF UTAH
COMMISSION# 709600
COMM. EXP. 12-12-2023

Signature

Chief Finanical Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

wsrp

CERTIFIED PUBLIC
ACCOUNTANTS AND
BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
DFPG Investments, LLC
Sandy, Utah

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DFPG Investments, LLC (the "Broker-Dealer") as of December 31, 2019, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of DFPG Investments, LLC at December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of DFPG Investments, LLC's management. Our responsibility is to express an opinion on DFPG Investments, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to DFPG Investments, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation and Reconciliation of Net Capital Under SEC Rule 15c3-1 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of DFPG Investments, LLC's financial statements. The supplemental information is the responsibility

of DFPG Investments, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the Computation and Reconciliation of Net Capital under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

WSRP, LLC

WSRP, LLC

We have served as DFPG Investments, LLC's auditor since 2015.

Salt Lake City, Utah
February 27, 2020

DFPG INVESTMENTS, LLC

SEC ANNUAL AUDITED REPORT FORM X-17A-5
PART III, FACING PAGE AND OATH OR AFFIRMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
FINANCIAL STATEMENTS

December 31, 2019

DFPG INVESTMENTS, LLC

Table of Contents

DFPG INVESTMENTS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS	2019
Current Assets	
Cash and Cash Equivalents	$1,010,613
Accounts Receivable	62,645
Commissions Receivable	420,826
Prepaid Expenses	337,153
First Utah Bank CD	111,150
Total Current Assets	**1,942,387**
Other Assets	
Promissory Notes Receivable (3 years)	346,183
Operating Lease – ROU Asset	162,547
Clearing Deposit	100,000
Office Equipment	41,549
Other Assets	4,415
Total Other Assets	**654,694**
Total Assets	**$2,597,081**

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities	
Accounts Payable	$23,685
Commissions Payable	354,808
Accrued Payroll and Other Liabilities	539,240
Operating Lease Liability – Current	81,254
Total Current Liabilities	**998,987**
Long-Term Liabilities	
Operating Lease Liability	**89,019**
Total Liabilities	**1,088,006**
Members' Equity	**1,509,075**
Total Liabilities and Stockholders' Equity	**$2,597,081**

The accompanying notes are an integral part of these financial statements

DFPG INVESTMENTS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

	2019
Revenues	
Commissions	$24,293,922
Management Fees	4,272,254
Affiliation Fees	560,514
Other	515,192
Total Revenues	**29,641,882**
Expenses	
Commissions	22,921,982
Compensation and Related Benefits	2,127,522
Office Overhead and Operating	668,310
Professional Fees	303,304
Licensing and Registration	142,007
Operating Lease and Rent Expense	107,736
Depreciation	18,568
Other	697,191
Total Expenses	**26,986,620**
Net Income	**$2,655,262**

The accompanying notes are an integral part of these financial statements

DFPG INVESTMENTS, LLC
STATEMENT OF MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	LLC Units		Common Stock				
	Units	Amount	Shares	Amount	Paid in Capital	Retained Earnings	Members' Equity
Balance at December 31, 2019	-	-	1,535	$1,535	$551,649	$1,108,279	$1,661,463
Shareholder Distributions	-	-	-	-	-	($2,300,000)	($2,300,000)
Conversion of Common Stock in LLC Units	1,000	$1,000	-1,535	($1,535)	($551,649)	$552,184	-
Member Distributions	-	-	-	-	-	($500,000)	($500,000)
Adjustments from New Accounting Standards	-	-	-	-	-	($7,650)	($7,650)
Net Income	-	-	-	-	-	$2,655,262	$2,655,262
Balance at December 31, 2019	**1,000**	**$1,000**	-	-	-	**$1,508,075**	**$1,509,075**

The accompanying notes are an integral part of these financial statements

DFPG INVESTMENTS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

	2019
Cash Flows from Operating Activities	
Net Income	$2,655,262
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and Amortization	92,662
Forgiveness of promissory notes receivable	157,091
Changes in operating assets and liabilities:	
Accounts receivable	(44,249)
Commissions receivable	19,260
Prepaid expenses	(56,633)
Accounts payable	(2,058)
Commissions payable	(78,375)
Operating lease liability	(74,017)
Accrued payroll and other liabilities	124,119
Net Cash from Operating Activities	**2,793,062**
Cash Flows from Investing Activities	
Interest earned on certificate of deposit	(2,445)
Net Cash from Investing Activities	**(2,445)**
Cash Flows from Financing Activities	
Shareholder distributions	(2,300,000)
Members' distributions	(500,000)
Net Cash from Financing Activities	**(2,800,000)**
Net Change in Cash and Cash Equivalents	**(9,383)**
Cash and Cash Equivalents at Beginning of Year	1,019,995
Cash and Cash Equivalents at End of Year	$1,010,612
Supplemental Non-Cash Investing and Financing	
Operating Lease – ROU Asset	$236,640
Operating Lease Liability	($244,290)

The accompanying notes are an integral part of these financial statements

DFPG INVESTMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

Note 1 – Organization and Description of Business

General

DFPG INVESTMENTS, LLC ("Company") was incorporated in the state of Utah on October 13, 2010 for the purpose of providing brokerage services and is registered to engage in the securities business as a broker-dealer in all 50 states and Washington, D.C. under the Securities Exchange Act of 1933, as amended. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and is registered with the United States Securities & Exchange Commission ("SEC").

The Company is primarily engaged in the business of securities investments with the general public. The Company predominantly conducts transactions in mutual funds, variable annuities, BDCs, private placements, REITs, DPPs, and municipal fund securities. The Company has branch office locations in California, Colorado, Idaho, Illinois, Maryland, Missouri, Nevada, New York, Oklahoma, Oregon, Pennsylvania, South Carolina, Texas, Utah, and Virginia.

On April 2, 2019 the Company converted from a Utah S-Corporation to a Utah limited liability company. In connection with this change, there was also a change in the structure of the ownership. DFPG Investments, LLC is now 100% owned by Falcon Park Capital, LLC. Falcon Park Capital, LLC is owned by Anjanahary Capital, LLC (31.67%); Atitlan Capital, LLC (31.67%); Springwood Capital, LLC (31.67%); and Multnomah Capital, LLC (5%).

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Recognition of Revenues and Expenses

The Company's accounting policy has been updated to align with the new standard to recognize revenue when the following criteria are met: 1) Contract with the customer has been identified; 2) Performance obligations in the contract have been identified; 3) Transaction price has been determined; 4) Transaction price has been allocated to the performance obligations; and 5) Revenue is recognized when (or as) performance obligations are satisfied. Revenues and expenses from securities transactions are generally recorded on the trade date, which is the date the transaction is executed. Certain expenses are recognized on an accrual basis pursuant to requirements set forth in SEC Rule 15c3-1.

Mutual Funds – A front-end commission for a mutual fund transaction is recorded in full by the Company at the time of the trade date. With respect to 12b-1 fees and deferred sales charges, the Company generally shall defer its incremental direct costs associated with the selling of the fund shares (such as sales representatives' commissions) and shall amortize these costs over the period in which the fees from the fund or fund shareholders are received. Indirect costs associated with selling the fund shares shall be expensed as incurred.

Annuities – Commissions for annuity transactions may be, upon the selection of the sales representative, received in a single lump sum or through a series of trailing commissions paid monthly over a period of time selected by the sales representative. Lump sum commissions are recorded in full by the Company as paid by the annuity company. Trailing commissions are recorded by the Company as received on a monthly basis from the annuity company.

Alternative Investments – Commissions for transactions in alternative investments are recorded by the Company at the time the investment is recorded by the investment company. Except for secondary market transactions, marketing allowance fees are paid to, and are recorded by, the Company either concurrently with the commission for the transaction, or on a quarterly basis commensurate with the total of investments placed by the sales representative during the previous quarter—one of the preceding methods being selected at the discretion of the investment company.

RIA Management Fees – Fees for managing accounts are recorded once the contract obligations have been met. The fees charged to the client are based on the client's AUM, the number of days in the quarter, and the advisory fee that is agreed upon between the Advisor and the client. This fee is disclosed on the IMA (Investment Management Agreement).

Cash and Cash Equivalents

For purposes of the statement of changes in financial position, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents. On December 31, 2019, cash and cash equivalents of $1,726,718 were held at one financial institution. The Company is also exposed to concentrations of credit risk related to cash deposits. The Company maintains cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to its limit. At any given time, the Company's cash balance may exceed the balance insured by the FDIC. As of December 31, 2019, the Company had cash of $1,476,718 in excess of FDIC limits.

Management monitors such credit risk at the financial institution and have not experienced any losses related to such risks to date.

Accounts Receivable

Accounts receivable are amounts due for expenses paid by the Company on behalf of other parties. The Company regularly reviews its accounts receivable balances and makes provisions for potentially uncollectible balances. At December 31, 2019, management did not believe any provision against accounts receivable was necessary, due to the recent aging status of all receivables.

RBC Capital Markets, LLC

The Company introduces certain client brokerage transactions to the clearing firm of RBC Capital Markets, LLC ("RBC") on a fully disclosed basis. RBC acts as qualified custodian for such clients and holds client's funds and securities. As a result, the Company has entered into a clearing arrangement with RBC and has agreed to provide a $100,000 clearing deposit with RBC. Such deposit is refundable to the Company on termination of the clearing agreement. The clearing agreement is for an open term and can be cancelled with a 30-day written notice.

Office Equipment

Office equipment is carried at cost. Maintenance, repairs, and minor renewals are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the equipment, which range between three and seven years. Depreciation expense for the year ended December 31, 2019 was $18,568.

Leases

Operating leases are primarily for office space, and as of January 1, 2019 with the adoption of the new guidance for leasing arrangements, are included in operating lease right-of-use ("ROU") assets, operating lease expense, and operating lease liabilities. ROU assets represent our right to use an underlying asset for the lease term and the lease liabilities represents our obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at commencement date in determining the present value of lease payments. Lease expense for lease payments is recognized on a straight-line basis over the term of the lease.

Operating leases with a term of one year or less, we have elected to not recognize a lease liability or Operating ROU asset on our statement of financial condition. Instead, we recognize the lease payments as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to our consolidated statements of operations and cash flows.

The Company's operating lease costs for its office space was $86,736 for the year ended December 31, 2019.

Rent Expense

The Company's rent expense for its office space under month-to-month agreements was $21,000 for the year ended December 31, 2019.

Income Taxes

The Company, with the consent of its shareholders, has historically elected under the Internal Revenue Code to be an S-corporation and as of April 2019, a limited liability company. In lieu of corporate income taxes, the shareholders of an S-corporation and LLC are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

The Company follows the provisions of the Accounting for Uncertainty in Income Taxes section of the Income Taxes Topic of the FASB Accounting Standards Codification. For 2019, management has determined that there are no material uncertain income tax positions. The Company is subject to federal, state and local income tax examinations by tax authorities for years 2015 and forward.

Financial Instruments

Financial instruments include accounts receivable, prepaid expenses, other assets, accrued liabilities and accounts payable. Management estimates that the carrying amount of these financial instruments represents their fair values, which was determined by their near-term nature or by comparable financial instruments' market value.

Advertising Expenses

The Company's advertising policy is consistent with rules provided by FINRA and expenses these costs as they are incurred. Management reviews and approves most advertising internally. For the year ended December 31, 2019, the amount expensed for advertising was $1,166.

New and Recent Accounting Pronouncements

The Company has evaluated all other new and recent accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies. These pronouncements either do not require adoption until a future date or are not expected to have a material impact on the Company's financial statements upon adoption.

Note 3 – Notes Receivable

In 2019 the Company issued no new note receivables and forgave $157,091 in notes receivables bringing the total notes receivable balance to $346,183 as of December 31, 2019. These notes carry a 5% interest rate each of which with maturity dates in 2021. All or part of the notes may be forgiven over their respective terms.

Note 4 – Related Party Transactions

During 2019, the Company effected securities transactions at several of its branch office locations. One such branch office was Diversify, Inc. located in Sandy, Utah. The owners of this branch office location also hold an ownership position in the Company.

Related Parties

Diversify, Inc. (Diversify) is a branch office of the Company. Diversify was started by certain of the owners of the Company in order to continue their practice as Registered Representatives, along with the growth, marketing, and branding operations normally associated with a branch office, distinct from a Broker Dealer. The relationship between the entities is such that certain operating expenses and services are shared; and reimbursement is paid from the Company to Diversify for participation in a 401K plan and the Health Savings Account. These transactions were consummated on terms equivalent to those that prevail in arms-length transactions. During 2019 the Company reimbursed Diversify for the following expenses: $18,962 for health savings account contributions and $91,064 for 401K contribution matching.

Diversify Insurance, Inc. (DII) is the entity under which insurance transactions occur for certain clients of the Registered Representatives who are also members of Diversify, a branch office of the Company. DII was created to maintain clarity and separation among the differing types of client transactions and was started by the owners of Diversify and the Company. There are no shared expenses or reimbursement agreements between the Company and DII.

Riverside 90, LLC (Riverside) owns and operates an office building which leases space to Diversify and the Company as well as other unrelated tenants. Riverside is owned by two of the managing partners of the Company. During 2019, the Company paid Riverside operating lease payments totaling $86,661.

Note 5 – Lease Commitments

The Company entered into an operating lease agreement for office space with Riverside 90, LLC, a related party (see Note 4), which operating lease expires December 31, 2021. Operating lease expense was $86,736 for the year ended December 31, 2019.

Supplemental balance sheet information related to leases were as follows:

		December 31, 2019
Operating lease right-of-use asset(s)	$	162,547
Current lease liabilities	$	81,254
Long-term lease liabilities		89,019
Total Operating Lease Liabilities	$	170,273
Weighted-average remaining lease term		2.0 years
Weighted-average discount rate		6.0%

Maturities of leases liabilities are as follows:

Year ending December 31,		Operating Leases
2020	$	89,261
2021		91,938
Total Lease Payments		181,199
Less: Imputed Interest		(10,926)
Total Lease Payments	$	170,273

Additionally, DFPG entered into a sublease agreement June 5, 2018 for a small portion of commercial office space located in Rancho Sante Fe, California. The term of the sublease is month-to-month usage. The sublease can be terminated at any time, without penalty, provided a 30-day prior notice is provided.

Note 6 – Concentrations of Risk

The Company is engaged in the business of providing broker and investment management services. Substantially all income is derived from commissions earned on sales of investment securities and investment management fees. Commission income can vary due to fluctuations in the volume of transactions, the dollar value of transactions, and the frequency of transactions, all of which are generally beyond the control of the Company. Investment management fees are based upon the total amount of assets under management and the agreed upon annual management fee rate per account. The Company's revenues are impacted by global, national, regional and local economic forces and trends. Additionally, the Company is dependent on the sales efforts of its brokers, which are independent contractors and not employees of the Company. Changes in sales activities by brokers could impact the Company. Investing activities by a customer or group of customers could also affect the Company as well as changes in the types of investment

products purchased by customers and investment companies that pay commission income.

The following represents product streams as a percentage of revenue for the year ended December 31, 2019:

	2019
Revenue from the sale of Private Placements / DPPs	59.9%
Revenue from the sale of Annuities	14.6%
Revenue from RIA management fees	13.6%
Revenue from the sale of investment company shares	7.8%
Revenue from the sale of public, non-traded REITs and BDCs	3.1%
Other	1.0%

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2019, the Company had net capital of $626,637 which was $565,455 in excess of its required net capital of $61,182. The Company's ratio of aggregate indebtedness to net capital 1.46 to 1.

Note 8 – Outstanding Shares and Ownership Positions

The Company had 1,535 shares of common stock issued, authorized, and outstanding as of January 1, 2019 with a par value of $1.00 per share. During 2019, the Company reorganized from a corporation to a limited liability company and the Company's common stock was converted to 1,000 membership units. The membership units are the sole class of equity ownership of the Company. The Company's outstanding units are 100% owned by Falcon Park Capital, LLC.

Note 9 – Subsequent Events

The Company evaluated all events or transactions that occurred after December 31, 2019 through February 27, 2020, the date these financial statements were available to be issued. During this period, the Company did not have any material recognizable subsequent events.

DFPG INVESTMENTS, LLC
COMPUTATION AND RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2019

	2019
Net Capital	
Total members' equity	$1,509,075
Deduct non-allowable assets:	
Non-allowed receivables	(143,721)
Office equipment net of accumulated depreciation	(41,549)
Haircuts and Deductions	(9,416)
Other non-allowable assets	(687,750)
Total stockholders' equity qualified for Net Capital	$626,637
Aggregate Indebtedness	
Payables and accruals	$917,733
Total Aggregate Indebtedness	$917,733
Computation of Basic Net Capital Requirements	
6 2/3% of aggregate indebtedness $61,182	
Minimum net capital $5,000	
Greater of the two amounts	$61,182
Capital in excess of required minimum	$565,455
Ratio of aggregate indebtedness to net capital	1.46

Reconciliation with Company's computation included in Part II of Form X-17a-5:

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.

wsrp

CERTIFIED PUBLIC
ACCOUNTANTS AND
BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
DFPG Investments, LLC
Sandy, Utah

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) DFPG Investments, LLC identified the following provision of the Securities Exchange Act of 1934 ("SEA") Rule 15c3-3(k) under which DFPG Investments, LLC claimed an exemption from Rule 15c3-3 (k)(2)(ii) (the "exemption provision") and (2) DFPG Investments, LLC stated that DFPG Investments, LLC met the identified exemption provision throughout the most recent fiscal year without exception. DFPG Investments, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the DFPG Investments, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WSRP, LLC

WSRP, LLC

Salt Lake City, Utah
February 27, 2020

wsrp
CERTIFIED PUBLIC
ACCOUNTANTS AND
BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Members of
DFPG Investments, LLC
Sandy, Utah

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by DFPG Investments, LLC (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2019, solely to assist you and the SIPC in assessing the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the specified parties in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.

   We found no differences as a result of the procedures.

2. We compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019.

   We found no differences as a result of the procedures.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   We found no differences as a result of the procedures.

4. We recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

   We found no differences as a result of the procedures.

5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

   We found no differences as a result of the procedures.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to and should not be used by anyone other than these specified parties.

WSRP, LLC

WSRP, LLC

Salt Lake City, Utah
February 27, 2020

DFPG INVESTMENTS, LLC
EXEMPTION REPORT

DFPG Investments, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the United States Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of C.F.R. § 240.15c3-3(k)(2)(ii) stating that the Company cleared all customer transactions through another broker dealer on a fully disclosed basis. It should be noted that DFPG Investments, LLC performs certain transactions direct-way with the issuer, which do not require clearing through another broker-dealer.

(2) The Company met the exemption provision 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the fiscal year ending December 31, 2019.

I, Dave R. Laga, CFO, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________

David R. Laga

Title: Chief Financial Officer

February 27, 2020